February 10, 2009
Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Compuware Corporation
Form 10-K for the fiscal year ended March 31, 2008
Filed on May 30, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed on November 7, 2008
File No. 000-20900
Dear Ms. Jacobs:
On behalf of Compuware Corporation, a Michigan corporation (the “Company” or “Compuware”), I am responding to the Staff’s comment letter dated January 28, 2009 with respect to Compuware’s Form 10-K for the fiscal year ended March 31, 2008 and Form 10-Q for the quarterly period ended September 30, 2008. I have set forth below each question contained in the Staff’s comment letter, followed by our response thereto.
Form 10-K for the Fiscal Year Ended March 31, 2008
General
1.	We note that a dropdown menu listing your international offices on your website includes Sudan and Syria, which are countries that are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Sudan and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, whether through partners, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

We have not had any past, do not have any current and do not anticipate any future contacts whether through partners, distributors, or other direct or indirect arrangements with Sudan or Syria. We have not provided any products, equipment, components, technology, or services to Sudan or Syria, and do not have any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments. The dropdown menu on our website will be corrected to remove offices for which we have no business presence, including Sudan and Syria.
2.	Please discuss the materiality of any contacts with Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. – designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.
As indicated in response to question 1, we have had no contacts with Sudan or Syria.
Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A, filed on July 16, 2008)
Compensation Discussion and Analysis
Compensation Committee Interlocks and Insider Participation, page 22
3.	Under this heading, you should identify each person who served as a member of the compensation committee during the last completed fiscal year, notwithstanding whether this information is disclosed elsewhere in the filing. See Item 407(e)(4)(i) of Regulation S-K. Please confirm that you will provide this disclosure in future filings.
We confirm that we will provide this disclosure in future filings.
Form 10-Q for the Quarterly Period Ended September 30, 2008,

Item 4. Controls and Procedures
Changes in Internal Control over Financial Reporting, page 37
4.	You disclose that there were no changes in your internal control over financial reporting “during the first six months of 2009” that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please confirm, if accurate, that this disclosure applies to the fiscal quarter ended September 30, 2008, and ensure that future filings provide the disclosure required by Item 308(c) of Regulations S-K for the quarterly period prescribed by the Item.
The original disclosure was intended to cover the first six-months of our fiscal year (six-months ending September 30, 2008). We confirm that there were no changes in our internal control over financial reporting during the quarter ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We will ensure that future filings clearly provide the disclosure required by Item 308(c) of Regulation S-K for the quarterly period prescribed by the Item.
We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in all Company filings. We understand that neither the staff’s comments nor changes we make to our disclosure in response to staff comments foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to call me or Laura Fournier, our Chief Financial Officer, at (313) 227-7300 with any questions or if we can be of any assistance.
Very truly yours,

/s/ Peter Karmanos, Jr.

Peter Karmanos, Jr.
Chairman and CEO
Compuware Corporation